Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

NEW YORK, May 7, 2015 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the voting results from the election of the company’s Board of Directors at its annual meeting of shareholders held yesterday in Toronto.

All 12 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	660,602,063	99.41	3,934,869	0.59	664,536,932
James C. Smith	662,013,783	99.62	2,523,150	0.38	664,536,933
Sheila C. Bair	663,635,815	99.86	901,116	0.14	664,536,931
Manvinder S. Banga	663,890,111	99.90	646,820	0.10	664,536,931
David W. Binet	639,136,649	96.18	25,400,283	3.82	664,536,932
Mary Cirillo	662,957,898	99.76	1,579,033	0.24	664,536,931
Michael E. Daniels	663,335,040	99.82	1,201,893	0.18	664,536,933
P. Thomas Jenkins	663,003,297	99.77	1,533,635	0.23	664,536,932
Ken Olisa, OBE	663,632,415	99.86	904,516	0.14	664,536,931
Vance K. Opperman	660,550,895	99.40	3,985,037	0.60	664,535,932
Peter J. Thomson	661,304,762	99.51	3,232,169	0.49	664,536,931
Wulf von Schimmelmann	661,689,304	99.57	2,847,627	0.43	664,536,931

Shareholders voted in favor of all items of business at the annual meeting. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com